Conyers Park III Acquisition Corp.
999 Vanderbilt Beach Road, Suite 601
Naples, Florida 34108

July 2, 2021

VIA EDGAR

Attention:	Jessica Livingston
Sandra Hunter Berkheimer

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	Conyers Park III Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted May 18, 2021
CIK No. 00018441137

Ladies and Gentlemen:

This letter sets forth the response of Conyers Park III Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 14, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Draft Registration Statement on Form S-1, Submitted May 18, 2021

Management Conflicts of Interests, page 109

1. Staff’s comment: Reference is made to the first sentence below the table on page 111. Based on this disclosure, it seems that a business opportunity which is suitable for Centerview Capital I or Centerview Capital II would not be provided to Conyers Park III unless it were rejected by the Centerview Capital entity. Please clarify how the individuals in the table will navigate their legal obligations relating to presenting business opportunities in order to determine which entity has priority for a potential business combination opportunity that would be suitable for Centerview Capital I, Centerview Capital II and Conyers Park III. Also include such disclosure in the Summary section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24 and 112 accordingly.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

CONYERS PARK III ACQUISITION CORP.

By:	/s/ Brian K. Ratzan
Name:	Brian K. Ratzan
Title:	Chief Financial Officer

CC:	Christian O. Nagler, Esq., Kirkland & Ellis LLP
Peter S. Seligson, Esq., Kirkland & Ellis LLP
Julian Seiguer, P.C., Kirkland & Ellis LLP
Paul Tropp, Esq., Ropes & Gray LLP
Christopher Capuzzi, Esq., Ropes & Gray LLP